LAW OFFICES
Elias, Matz, Tiernan & Herrick L.L.P.
12TH FLOOR
734 15TH STREET, N.W.
WASHINGTON, D.C. 20005
TELEPHONE: (202) 347-0300
FACSIMILE: (202) 347-2172
WWW.EMTH.COM
October 28, 2005
VIA EDGAR
Jessica Livingston
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TD Banknorth Inc.
Registration Statement on Form S-4 filed September 12, 2005
Commission File No. 333-128628

Form 10-Q for the Fiscal Quarter Ended June 30, 2005 filed August 9, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2005 filed May 16, 2005
Commission File No. 000-51179

Form 10-K/A for the Fiscal Year Ended December 31, 2004 filed March 7, 2005
Commission File No. 001-31251

Dear Ms. Livingston,
     Attached for filing on behalf of TD Banknorth Inc. (“TD Banknorth”) is Pre-Effective Amendment No.1 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed pursuant to the requirements of Regulation S-T. The Form S-4 contains the solicitation materials to be used by TD Banknorth and Hudson United Bancorp (“Hudson United”) in connection with special meetings of shareholders, at which shareholders of TD Banknorth and Hudson United will consider and vote upon an Agreement and Plan of Merger, dated as of July 11, 2005. The merger agreement provides, among other things, the terms and conditions under which Hudson United will merge with and into TD Banknorth.
     For your convenience, we will deliver separately to the staff marked copies of the Amendment, which have been marked to show changes made to the registration statement as originally filed, as well as unmarked copies of the Amendment.

Jessica Livingston
October 28, 2005

     The Amendment reflects responses to the comments of the staff contained in a letter to William J. Ryan, Chairman, President and Chief Executive of TD Banknorth, dated October 12, 2005. For the staff’s convenience, each comment is repeated and addressed seriatim below.
Form S-4
General
1.	Please use the term “Toronto-Dominion Bank” instead of “TD” to avoid confusion with “TD Banknorth.”

The requested change has been made throughout the document.
Outside Front Cover Page of the Prospectus
2.	Please disclose the percentage of the outstanding common stock beneficially owned by The Toronto-Dominion Bank.

The requested change has been made on the cover page.
Summary — page 2
3.	Please add a new section at the outset of the summary setting forth the per share price and the aggregate price of the merger as of July 11, 2005 and the prospectus date and the approximate percentage ownership of Hudson United shareholders, TD Banknorth shareholders, The Toronto-Dominion Bank and officers and directors in the surviving entity. Disclose the minimum and maximum number of shares that you will use to purchase the stock of Hudson United and the minimum and maximum amount of cash that you will use to purchase the stock of Hudson United. As appropriate, discuss ownership dilution resulting from the merger.

A section which discloses the percentage ownership in the combined company of Hudson United shareholders, TD Banknorth shareholders and directors and officers of the combined company has been included on pages 3-4. The aggregate merger consideration has been added to the existing disclosure in the summary on page 3 regarding the per share merger price as of July 11, 2005 and based on the ten trading-day period ending a day or two before the date of the joint proxy statement/prospectus. There is no range of cash or stock to be paid in the transaction as both are essentially fixed under the terms of the merger agreement. These fixed amounts have been included at the top of page 4.
4.	Please move the section on what shareholders will receive to page 2 and to precede the section on the parties to the merger.

The requested change has been made. See page 2.

Jessica Livingston
October 28, 2005

5.	Please discuss here or in another appropriate place in the summary, that by approving the merger agreement, shareholders will be giving TD Banknorth authority, under section 10.10 of the Merger agreement, to change both the structure of the merger and the terms of the sale of stock to The Toronto-Dominion Bank and to accept any changes made by The Toronto-Dominion Bank to the terms of the sale of stock to it.

The requested disclosure has been included on page 14. For the information of the staff, these circumstances are extremely unlikely and The Toronto-Dominion Bank cannot unilaterally change the terms of the TD Banknorth stock sale without the agreement of TD Banknorth.
6.	Please revise the section, on page 2, entitled “Information about the parties to the merger” to more clearly differentiate the type of customers and the types of products and services offered by each of the banks. For instance, you state that TD Banknorth offers its services and products to “individuals, businesses and governments” while Hudson United has “commercial and retail accounts.” Please use similar terms and descriptions. In addition, please indicate primary sources of revenue for each and disclose the rank of Hudson United based on assets, as you do for TD Banknorth.

The requested changes and disclosures have been made on pages 14-15. Conforming changes have been made on pages 99-101.
7.	Please reconcile your claim on page 2 that you are one of the 35th largest banks with your claim in your web site that you are one of the 30th largest banks and provide us with the basis for your claim.

The information on the website is more current, and as a result information in the Form S-4 has been changed. See pages 14-15. The rankings are based on financial data on U.S. banks prepared by SNL Datasource.
8.	Please revise the section and heading entitled “Hudson United will merger with and into TD Banknorth,” on page 2 to de-emphasize the mechanics of the merger and to state clearly and from the perspective of shareholders that Hudson United will no longer exist as a separate company following the merger.

The requested changes and disclosure have been provided at the top of page 2.
9.	Please add a section following the section on the TD Banknorth stock sale to address the role of the Toronto-Dominion Bank in the merger and surviving entity, including any conflicts of interest the following:

A new section dealing with The Toronto-Dominion Bank’s role in the merger has been added following the description of the TD Banknorth stock sale, beginning on page 5.

Jessica Livingston
October 28, 2005

•	the percentage of your outstanding common stock beneficially owned by The Toronto-Dominion Bank before the merger;
The requested disclosure has been included in the last paragraph of the section of the Summary which discusses the TD Banknorth stock sale on page 5. This disclosure also is contained on the cover page and in the section of the Summary dealing with pro forma ownership included in response to Comment No. 3.
•	the extent to which The Toronto-Dominion Bank alone can determine who serves on your board;
Disclosure to the effect that The Toronto-Dominion Bank has the ability to control the outcome of all matters that may come before the shareholders and board of directors of TD Banknorth has been included in the last paragraph of the new section on pages 5-6.
•	the extent to which members of your board or executives have or had relationships with The Toronto-Dominion Bank;
The requested disclosure has been included in the last paragraph of the new section on pages 5-6.
•	why you determined to offer cash consideration;
The requested disclosure has been included in the second paragraph of the new section on page 5.
•	why you determined to raise the cash by selling shares to the Toronto-Dominion Bank as opposed to other alternatives including selling shares or debt in a public offering or private placement;
The requested disclosure has been included in the second paragraph of the new section on page 5.
•	how you determined to sell shares to The Toronto-Dominion Bank at a fixed price negotiated months before the merger at $31.79 per share and to pay for shares of Hudson United Bancorp based on the average closing price of your stock for a ten day period ending on the filth business day preceding the closing date of the merger;
The requested disclosure has been included in the third paragraph of the section which describes the TD Banknorth stock sale on page 5.

Jessica Livingston
October 28, 2005

•	the percentage of your outstanding common stock beneficially owned by The Toronto-Dominion Bank after the merger and any ramifications from the increase in stock ownership from what it otherwise would have been after the merger;
The requested disclosure has been included in the last paragraph in the section in the Summary which discusses the TD Banknorth stock sale on page 5.
•	under the merger agreement either you or The Toronto-Dominion Bank may change the terms of the stock sale; and
The requested disclosure has been included in a new section of the Summary on pages 13-14. See the response to Comment No. 5.
•	as part of your agreement to sell the stock to The Toronto-Dominion Bank, it agreed to vote its shares in favor of the merger.
The requested disclosure has been included in the third paragraph in the new section on page 5.
10.	Please revise the section entitled “Hudson United shareholders will receive cash...,” on pages 3-4, as follows:
•	change the caption to indicate that the price is based upon your stock price;
•	revise the table to indicate the price as of the date of the prospectus.
The caption near the top of page 2 has been changed in response to this comment. Information regarding the per share merger consideration as of a date which is close to the date of the joint proxy statement/prospectus is contained in the second paragraph under the table. A cross reference to this information has been added to the lead-in to this table.
11.	Please revise the section on proration, on page 4, to disclose the minimum amount of cash that shareholders will receive assuming all eligible shareholders elect for cash and including the estimated amount of cash to pay for fractional shares.
The amount of cash payable in the merger is $941.8 million and is fixed regardless of shareholder elections. See the new disclosure in the first paragraph of the section of the Summary which discusses shareholder elections on page 4. The cash payable for any fractional shares has not been estimated but will not be material.
12.	Please revise the section on fractional shares, on pages 4-5, to disclose the estimated amount of cash that you will use to purchase fractional shares, if such amount has been estimated.

Jessica Livingston
October 28, 2005

The cash payable for any fractional shares has not been estimated but will not be material.
13.	Please revise the section regarding the financial adviser, on pages 5-6, to highlight that if the market price of your stock is higher on the closing date, the price may not be fair. Please disclose that Lehman Brothers did consider other alternatives to issue equity in the public markets but did not consider issuing debt or borrowing to fund the cash component. Please disclose that Lehman Brothers opinion is qualified by its disclaimer that it is not an expert in evaluating the quality of loan portfolios or in assessing the adequacy of allowances of loan losses. In addition, please disclose the amount of fees Lehman Brothers earned from The Toronto-Dominion Bank during the past two fiscal years.
The requested disclosure has been included in the section in the Summary relating to the opinions of Lehman Brothers on pages 6-7.
14.	Please revise the section regarding the financial adviser, on page 6, to highlight that if the market price of these companies stocks on the date the merger consideration is determined is different from the July 11, 2005 price, the merger consideration may not be fair to Hudson United. Please disclose that the opinion is qualified by its disclaimer that it is not an expert in assessing the adequacy of allowances of loan losses and lease losses. In addition, please disclose the amount of fees Keefe, Bruyette & Woods earned from Hudson United, TD Banknorth and The Toronto-Dominion Bank during the past two fiscal years. Please disclose the fee to be paid to Keefe Bruyette & Woods for this transaction.
The fee payable by Hudson United to KBW in connection with the merger is currently disclosed in the section dealing with the KBW fairness opinion in the Summary on page 7. The remainder of the requested disclosure has been included in this same section on page 7.
15.	Please revise the caption relating to federal tax consequences on page 6 to remove the word “generally” and revise the first paragraph to remove the phrase “we expect” and to state that the tax opinions are filed as exhibits to the registration statement.
The requested changes have been made in the section of the Summary discussing the federal income tax consequences of the merger on page 8.
16.	Please add disclosure summarizing each party’s specific reasons for the merger.
The requested disclosure has been included in the sections which discuss the respective recommendations of the boards of directors of TD Banknorth and Hudson United on pages 9-10.

Jessica Livingston
October 28, 2005

17.	Please revise the section addressing the interests of directors and executive officers of Hudson United, on pages 7-8, to provide more detail including, but not limited to, the following:
•	revise the caption to reflect that the “interests” of directors and executive officers are financial and to state clearly that they will receive benefits that will not be received by unaffiliated shareholders;
•	in each bullet point, quantify the aggregate dollar value of the benefit discussed;
•	quantify the aggregate value of benefits that the Chairman, President and CEO will receive directly and indirectly as a result of the merger; and
•	identify the “certain other additional interests of Hudson United’s directors and executive officers” to which you refer on page 8.
Each of the requested changes has been made in the section of the Summary which discusses the financial interests of executive officers and directors of Hudson United in the merger, beginning on page 8.
18.	Please revise the section entitled “The Hudson United special meeting”, on pages 8-9, to disclose the amount and percentage of shares beneficially owned by the directors and executive officers of Hudson United.
The requested disclosure has been provided on page 11.
19.	Please revise the section regarding the TD Banknorth board, on page 8, to specify whether they believe the sale of 29.6 million shares to The Toronto-Dominion Bank at $31.79 per share is fair to shareholders and in the best interests of the company.
The requested disclosure has been provided in the referenced section, which now begins on page 9.
20.	Please revise the section entitled “the TD Banknorth special meeting,” on page 8, to identify “transactions contemplated” by the merger agreement and to specify, if true, that the shareholder approval you seek includes approval for your sale of 29.6 million shares to The Toronto-Dominion Bank at $31.79 per share. Explain that The Toronto-Dominion Bank agreed to vote for the merger as part of its agreement with you to purchase stock from you.
The disclosure in the first paragraph of this section on page 10 has been modified to state that the transactions which TD Banknorth shareholders are being asked to approve include the merger and the TD Banknorth stock sale. This would include the terms of the

Jessica Livingston
October 28, 2005

merger and the TD Banknorth stock sale, and it is not believed that they need be restated here given the extensive disclosure of these terms in the Summary preceding this section. The Toronto-Dominion Bank did not agree to vote to approve the merger agreement as part of the agreement to purchase TD Banknorth stock in the TD Banknorth stock sale, but based on its overall evaluation of the merger agreement, as disclosed in the new section in the Summary dealing with The Toronto-Dominion Bank’s relationship to the proposed acquisition, beginning on page 5. The section on the TD Banknorth special meeting also discloses the agreement of The Toronto-Dominion Bank to vote to approve the merger agreement.
21.	Please revise the section entitled “The Hudson United special meeting,” on pages 8-9, to discuss the fact that by approving the merger agreement, shareholders will be giving you authority, under section 10.10 of the Merger agreement, to change the structure of the transaction with Hudson United, including, but not limited to, changing the transaction from a merger to a purchase of assets and liabilities of Hudson United.
The requested disclosure has been included in a new section of the Summary on page 14 and it is not believed that it is necessary to repeat it here. See the response to Comment No. 5.
22.	Please revise the section entitled “Shareholders of TD Banknorth and Hudson United have different rights,” on page 11, to identify the material differences.
The requested disclosure has been included in the section of the Summary dealing with differences in shareholder rights on page 14.
23.	Disclose in an appropriate place how the closing date will be determined and by which party.
The requested disclosure has been included in the last paragraph of the section of the Summary which discusses the conditions to the merger on page 12.
Risk Factors Relating to the Merger, page 21
24.	In the introduction to this section, please include in your reference to risk factors in other documents a specific reference to the document(s) containing the risk factors relating to receiving and owning the stock you are registering or include these risks in the prospectus. You must disclose in this section all risks that you believe are material at this time.
The requested change has been made to the introduction to “Risk Factors” on page 26.

Jessica Livingston
October 28, 2005

25.	Revise the first risk factor heading to reference the risk that if the price of your stock declines, the merger consideration Hudson United shareholders will receive will also decline.
The requested disclosure has been made under “Risk Factors” on page 26.
26.	Please add a risk factor to address the risk that on the date that you sell the stock to The Toronto-Dominion Bank, the market price may be significantly less than the sale price and that therefore the sale price may not be fair to shareholders.
The requested disclosure has been included in a new risk factor “The fairness opinions obtained by TD Banknorth and Hudson United from their respective financial advisors will not reflect changes in circumstances prior to the Merger” on page 26.
27.	Please revise the risk factor, on page 21, regarding the “factors which are different from these affecting shares of Hudson United common stock” to briefly identify and discuss “certain factors to consider in connection with these businesses” and to cross reference to a fuller discussion in the prospectus. Please be specific in your reference to other documents.
The fourth risk factor under “Risk Factors” on page 27 has been revised to reflect that TD Banknorth and Hudson United, while similar, are two distinct companies with different results of operations as a result of their different businesses and markets, and to cross reference to other relevant sections of the joint proxy statement/prospectus and specifically identify the documents incorporated by reference.
28.	Please revise your risk factor regarding the form of consideration, on page 22, to disclose the percentage of merger consideration to be paid in cash using a recent trading price.
The requested disclosure has been included in the fifth risk factor under “Risk Factors” on page 27.
29.	Please revise your risk factor regarding the “significant control” exercised by The Toronto Dominion Bank to include the day-to-day control. Also, specify in the last sentence that the TD Banknorth stock may trade lower because of its majority shareholder.
As discussed in this risk factor, The Toronto-Dominion Bank, as a result of its majority stock ownership and ability to control the board of directors of TD Banknorth, has the ability to control the outcome of matters submitted for approval of stockholders or that come before the board of directors. The Toronto-Dominion Bank does not otherwise exercise control over the day-to-day operations of TD Banknorth. The requested disclosure regarding the lower stock price as a result of TD Banknorth having a majority stockholder has been provided in this risk factor under “Risk Factors” on page 28.

Jessica Livingston
October 28, 2005

30.	Please advise what consideration was given to adding risk factors that address the risks that The Toronto Dominion Bank may change the terms of the stock sale; that TD Banknorth may change the terms of the stock sale; and that TD Banknorth may change the structure of the merger.
Under the terms of the merger agreement, none of these actions may be taken if they would have a material adverse effect on Hudson United shareholders. For this reason, and because of the unlikelihood of any of these actions at this time, it is not believed that this authority is appropriately disclosed as a risk factor. See “-Alternative Structure” on page 90.
Background of the Merger, page 29
31.	Please revise the second paragraph to provide more detail regarding the other potential acquirers including whether any of the other potential acquirers conducted preliminary due diligence of Hudson United.
The requested disclosure has been included in the second paragraph under “- Background of the Merger” beginning on page 36.
32.	Please explain, on page 31, the reasons you determined to fund the cash payment by selling stock to The Toronto-Dominion Bank. Please discuss the alternatives you considered.
The requested disclosure has been included in the fourth paragraph from the end of “- Background of the Merger” on page 39.
33. Please discuss the role of The Toronto-Dominion Bank in the merger.
The requested disclosure has been included in the fourth paragraph from the end of “- Background of the Merger” on page 39.
34.	Please provide more detail regarding the determination of the total price and each of the components.
The requested disclosure has been included in the eleventh, fourteenth, fifteenth, seventeenth and nineteenth paragraphs under “- Background of the Merger” beginning on page 36.
35.	Please provide more detail, on pages 31-32, regarding the various actions taken by the Hudson United board before approving the merger agreement including the reasons for and costs of each action.

Jessica Livingston
October 28, 2005

The requested disclosure has been included in the nineteenth paragraph under “- Background of the Merger” beginning on page 36.
36.	Please provide all material nonpublic information, including projections and forecasts, that has crossed over, directly or indirectly, between TD Banknorth (and any of its representatives or agents) and Hudson United (and any of its representatives or agents).
In the course of their consideration of the transaction, including as part of their due diligence review of each other’s operations, Hudson United and TD Banknorth exchanged significant amounts of nonpublic information. The most significant of this information was the Hudson United financial projections which were shared with TD Banknorth, which have been disclosed under “The Merger — Nonpublic Hudson United Financial Projections Shared with TD Banknorth,” beginning on page 65. No comparable information relating to TD Banknorth was shared with Hudson United or its representatives.
TD Banknorth’s Reasons for the Merger, page 32
37.	Please provide more detail regarding the various factors that your board considered. Please organize the many factors listed by using headings for groups of related factors as you did for Hudson United.
The requested changes have been made under “TD Banknorth’s Reasons for the Merger” beginning on page 40.
Opinion of TD Banknorth’s Financial Advisor, page 37
38.	Please revise this section to disclose, on page 37, the aggregate fees earned by Lehman Brothers from each of the following entities during the past two fiscal years:
•	The Toronto-Dominion Bank;

•	TD Banknorth; and

•	Hudson United.
The requested disclosure has been included in the third and fourth paragraphs under “Opinions of TD Banknorth’s Financial Advisor” on page 45.

Jessica Livingston
October 28, 2005

The Lehman Brothers Opinion with Respect to the Purchase Price, page 39
39.	Please explain that the opinion from Lehman Brothers is based on the market price of your stock as of the date of the opinion July 11, 2005 and that if the market price of your stock is higher on the dosing date, the price may not be fair.
The requested disclosure has been included in the second paragraph under “Opinions of TD Banknorth’s Financial Advisor” on page 45.
40.	Please discuss the other alternatives to issue equity in the public markets that Lehman Brothers considered and the reasons these were determined inferior. Please disclose that Lehman Brothers did consider other alternatives to issue equity in the public markets but did not consider other alternatives to fund the cash component including, but not limited to issuing debt, borrowing, using cash, and cutting dividends.
The requested disclosure has been included in the third paragraph under “Opinions of TD Banknorth’s Financial Advisor — The Financial Analyses of TD Banknorth’s Financial Advisor — Historical Share Price Analysis for TD Banknorth” beginning on page 52.
41.	Please disclose that Lehman Brothers opinion is qualified by its disclaimer that it is not an expert in evaluating the quality of loan portfolios or in assessing the adequacy of allowances of loan losses.
This disclosure can be found in the ninth paragraph under “Opinions of TD Banknorth’s Financial Advisor” on page 47.
42.	Please disclose that Lehman Brothers has consented to the use of its opinion in the registration statement.
The requested disclosure has been included in the fifth paragraph under “Opinions of TD Banknorth’s Financial Advisor” on page 46.
The Financial Analyses of TD Banknorth’s Financial Advisor, page 40
43.	Please provide the Lehman Brothers board books and copies of any other materials provided or made available to directors in connection with approving the merger.
A copy of the materials dated July 11, 2005 provided by Lehman Brothers to the board of directors of TD Banknorth is being provided to the staff under separate cover with a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

Jessica Livingston
October 28, 2005

Opinion of Hudson United’s Financial Advisor, page 47
44.	Please revise this section to disclose, on page 47, the aggregate fees earned by Keefe, Bruyette & Woods from each of the following entities during the past two fiscal years:
•	The Toronto-Dominion Bank;

•	TD Banknorth; and

•	Hudson United.
The requested disclosure has been included in the third and fourth paragraphs of the section “Opinion of Hudson United’s Financial Advisor” on page 56.
45.	Please disclose that Keefe, Bruyette & Woods has consented to the use of its opinion in the registration statement.
The requested disclosure has been included in the fifth paragraph under “Opinion of Hudson United’s Financial Advisor” on page 56.
46.	Please provide the Keefe, Bruyette & Woods board books and copies of any other materials provided or made available to directors in connection with approving the merger.
Copies of the materials dated June 21, 2005, July 8, 2005 and July 11, 2005 provided by KBW to the board of directors of Hudson United are being provided to the staff under separate cover with a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.
Interests of Certain Persons in the Merger, page 73
47.	Please change the caption to state that the “certain persons” are directors and executive officers of Hudson United and that they are gaining financial benefits from the merger.
The requested change has been made in the heading to this section, which begins on page 82.
48.	Please provide a summary section, at the outset of this section, that includes the following information:
•	summarize, using bullet points, the benefits to Mr. Neilson, the Chairman, President and CEO, quantify each of the benefits, disclose their aggregate

Jessica Livingston
October 28, 2005

value and compare the benefits, including their aggregate value, with the benefits he received in 2004;

•	summarize, using bullet points, the benefits to directors and quantify the maximum aggregate benefits; and

•	summarize, using bullet points, the benefits to executive officers and quantify the maximum aggregate benefits.
In each case the requested disclosure has been included under “Financial Interests of Executive Officers and Directors of Hudson United in the Merger — Summary of Benefits,” beginning on page 83.
49.	Please revise this section as follows:
•	revise the second paragraph on page 74 to disclose the amounts of the one-time payments and to provide more detail as to what was terminated;
The requested change has been made in the fifth paragraph under “- Hudson United Employee Severance Plan” on page 84.
•	revise your description of the consulting agreement, on page 74, to provide detail including any non-compete provisions and any minimum amount of service required or the expected hours of service;
The requested disclosure has been included under “- Consulting Agreement” on page 86.
•	explain the reason for providing severance benefits to the directors;
The requested disclosure has been included in the first paragraph under “- Hudson United Directors Severance Plan” on page 85.
•	revise your discussion of directors of TD Banknorth, on page 74, to disclose the directors fees and other benefits that the two directors will be receiving from you and state that this in addition to severance payments from Hudson United;
The requested disclosure has been included under “- Directors of TD Banknorth” on page 86.
•	provide separate captions and discussion, on page 75, for vesting of Hudson United stock options, lifting of restrictions on Hudson United restricted stock and awarding restricted stock of TD Banknorth; and

Jessica Livingston
October 28, 2005

The requested changes have been made. See “- Accelerated Vesting of Hudson United Stock Options” on page 86, “- Accelerated Vesting of Hudson United Restricted Stock” on page 86 and “- Grant of New TD Banknorth Stock Units” on page 87.
•	disclose, on page 75, the value of the options that will be deemed to be vested.
The requested disclosure has been included under “- Accelerated Vesting of Hudson United Stock Options” on page 86.
Information About TD Banknorth, page 88
50.	Please provide more detail regarding your business including the role of The Toronto-Dominion Bank, your primary sources of revenues and recent material trends.
The requested disclosure has been included under “Information About TD Banknorth” beginning on page 99. TD Banknorth does not believe that there are any recent material trends.
51.	Please disclose the purchase price and form of consideration paid in each of the transactions.
The requested disclosure has been included under “Information About TD Banknorth - Acquisitions,” on page 100.
Information About Hudson United, page 89
52.	Please provide more detail regarding the business including its primary sources of revenues and recent material trends.
The requested disclosure has been included under “Information About Hudson United” beginning on page 101.
Unaudited Pro Forma Combined Consolidated Financial Information, page 90
53.	Please revise to quantify the gain or loss expected to be realized from the sale of $1.7 billion of Hudson United investment securities and landfill gas investments.
The disclosure has been modified to include the current unrealized gain/loss on the investment securities anticipated to be sold and the carrying value of the landfill gas investments. See the third paragraph under “Unaudited Pro Forma Combined Consolidated Financial Information” on page 104.

Jessica Livingston
October 28, 2005

The purpose of including the disclosure of planned sales of securities and landfill gas investments was to provide the user with supplemental information not permitted to be included in the pro forma financial statements. At the acquisition date, purchase accounting will require that all of the assets and liabilities of Hudson United be recorded at fair value, including investment securities and landfill gas investments. Because of adjustments to fair value, the sale of investment securities and landfill gas investments shortly after the completion of the merger likely would result in little or no gain/loss upon sale. To the extent that certain securities are sold by Hudson United prior to completion of the merger, Hudson United would be required to recognize a gain/loss on sale. Hudson United classifies its landfill gas investments as held for sale and carries them at net realizable value less estimated costs to sell.
Note 1 — Basis of Pro Forma Presentation, page 96
54.	Please revise to provide a numerical and narrative reconciliation of historical earnings per share amounts for the six-months ended June 30, 2005 for TD Banknorth to the amounts as presented in the June 30, 2005 TD Banknorth Form l0-Q.
The requested disclosure has been included at the end of Note 1 to the “Unaudited Pro Forma Combined Consolidated Financial Information” on page 109.
55.	We note your disclosure on page 96 that you assumed 0.3 million of the 0.8 million of Hudson United options are to be exercised prior to acquisition. Please revise to describe your factually supportable basis for this assumption.
The requested disclosure has been included in Note 2(a) to the “Unaudited Pro Forma Combined Consolidated Financial Information” on page 110.
56.	Please revise to disclose the assumptions used in valuing the Hudson United options to be exchanged for TD Banknorth options in connection with the proposed merger. Describe your basis for the assumptions used.
The requested disclosure has been included in Note 2(a) to the “Unaudited Pro Forma Combined Consolidated Financial Information” on page 110.
The Stockholders Agreement Between TD and TD Banknorth, page 98
57.	Please revise this section as follows:
•	provide a brief summary of the various material provisions;
A summary of the stockholders agreement has been included in the Summary, beginning on page 15.

Jessica Livingston
October 28, 2005

•	disclose on page 98, the term of the agreement to which you refer;
The requested disclosure has been added to page 113. Please note that the stockholders agreement will remain in effect until terminated upon the occurrence of certain events which are fully described under “The Stockholders Agreement Between The Toronto-Dominion Bank and TD Banknorth — Termination.” A cross reference to this discussion has been added on page 113.
•	provide the actual dates of the various anniversaries of the completion of the acquisition to which you refer;
The requested dates have been provided throughout this section on pages 113-123.
•	explain, on page 103, the relationship between the Banknorth Group, Inc. and you and The Toronto-Dominion Bank;
The requested disclosure has been included in the first paragraph under “-Corporate Governance” on page 118.
•	explain, on page 103, how the Class A Directors other than the four independent directors were selected and the role of The Toronto-Dominion Bank in the process;
The requested disclosure has been included under “-Corporate Governance — Composition of the Board of Directors” on page 118.
•	explain, on page 104, how the federal securities laws limit the extent to which Toronto-Dominion Bank may use the non-public information it receives; and
The requested disclosure has been included under “-Information Rights” on page 119.
•	please provide a legal analysis supporting the legality of the provisions relating to fiduciary duties to which you refer on page 104 and 105.
The stockholders agreement and Article Eleventh of TD Banknorth’s certificate of incorporation specifically set forth the obligations and rights of directors with respect to the allocation of potential corporate opportunities about which a director or officer of TD Banknorth who is also a director or officer of The Toronto-Dominion Bank acquires knowledge, as described under “- Corporate Opportunities” on page 120. These provisions are consistent with, and included in reliance on, Section 122 of the Delaware General Corporation Law, which expressly provides that a corporation may renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of

Jessica Livingston
October 28, 2005

the corporation in, or being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.
Comparison of Shareholders Rights, page 111
58.	Please revise this section as follows:
•	provide a summary of the material advantages and disadvantages of the being a shareholder of TD Banknorth relative to being a shareholders of Hudson United; and
The beginning of this section on page 127 has been expanded to discuss the most significant differences in being a shareholder of TD Banknorth as compared to being a shareholder of Hudson United, as well as to add a cross reference to more detailed discussions elsewhere in the document. It is not believed that there are material advantages or disadvantages to shareholders due to the differences under Delaware and New Jersey law, although the section in the body of the document describes these and other differences in detail.
•	include in your comparison of each right, how the rights of shareholders are affected by the fact that you have a majority shareholder with over fifty percent of the common stock and the agreements with The Toronto-Dominion Bank.
To the extent not already included, the section has been expanded to discuss the effect of TD Banknorth having a majority stockholder and being a party to the stockholders agreement with The Toronto-Dominion Bank for each comparison of shareholder rights discussed. See pages 128, 130, 132, 133, 135 and 136.
59.	We note the excluded exhibits, including the legal and tax opinions and related consents. Please file all exhibits as soon as practicable, as we may have comments. Please include an updated consent from your independent accountant in your next pre-effective amendment.
All required exhibits have been filed with the Amendment, as have updated accountants’ consents.
Form 10-K for the Fiscal Year Ended December 31, 2004
Consolidated Financial Statements

Jessica Livingston
October 28, 2005

Note 4 — Securities Available for Sale and Held to Maturity, page 71
60.	Please tell us how you considered the potential impact of your deleveraging program in your analysis of whether any unrealized losses on investments were other than temporary at December 31, 2004. In your analysis specifically address how you concluded that you had the intent and ability to hold your investments for a period of lime sufficient to allow for any anticipated recovery in market value. Please refer to SAB Topic 5.M.
At December 31, 2004 the historical cost and fair value of TD Banknorth’s securities available-for-sale totaled $6.9 billion. Included in this total were $4.0 billion of available-for-sale securities with $48 million of gross unrealized losses (or 1.18% of the cost basis). Substantially all of the unrealized losses related to investment securities issued or guaranteed by U.S. Government agencies. The unrealized losses were due to higher prevailing interest rates on December 31, 2004 than on the date of purchase.
Each quarter management of TD Banknorth reviews each investment security (including both available-for-sale and held-to-maturity securities) that has an unrealized loss to determine if the unrealized loss is other than temporary. The quarterly review includes determining the duration of the unrealized loss, the unrealized loss as a percent of book value, the financial condition and near-term prospects of the issuer, how much of the unrealized loss is due to changes in market interest rates vs. credit spreads since date of purchase, and the remaining term of the investment. All unrealized losses attributable to the financial condition of the issuer and unrealized losses greater than 5% of book value due to changes in prevailing rates since purchase are then subjected to further review, including a time horizon for recovery of market value and current asset-liability management strategies and financial forecasts. The following information relates to securities with unrealized losses at December 31, 2004.
•	In total, the gross unrealized loss on investment securities amounted to 1.19% of the fair value of the underlying securities.
•	In total, the gross unrealized loss on investment securities in a continuous unrealized loss position for more than one year amounted to 2.1% of their fair value.
•	82% of the unrealized losses at December 31, 2004 were related to mortgage-backed securities or agency debentures guaranteed by or issued by GNMA, FNMA or FHLMC.
•	18% of the unrealized losses as of 12/31/04 were related to private mortgage-backed securities rated A or better by a national rating agency.
•	Only two debt securities were rated below A. These securities were both rated BBB, had a total amortized cost basis of $4.4 million and total unrealized loss of

Jessica Livingston
October 28, 2005

$32 thousand. This unrealized loss represented less than 0.07% of total unrealized losses at December 31, 2004.

•	No individual investment security had a unrealized loss greater than 5% of its remaining amortized cost basis. The largest unrealized loss on a single security as a percentage of book basis was 4.15% on a FNMA agency note due June 2008 with a book value of $7.0 million at December 31, 2004 (unrealized loss of $0.3 million at December 31, 2004).

•	The combined unrealized losses on securities with unrealized losses ranging from 3.00% to 4.15% (i.e. those securities with the highest individual unrealized loss %) of their book basis totaled $11.8 million on 6 securities with a book value of $361.5 million (or 3.25% of book basis); each of these securities was rated AAA. The average duration on these six securities was 3.99 years.

•	The largest unrealized loss on a single security in absolute dollars was $6.5 million on a AAA rated FHLMC agency note due June 2009 with a book value of $200 million (an unrealized loss of 3.3% of the amortized cost basis).

•	The average duration of securities in an unrealized loss position at December 31, 2004 was 3.63 years.

•	The average duration of securities in a continuous unrealized loss position for over one year at December 31, 2004 was 3.64 years.
TD Banknorth’s fourth quarter 2004 review and evaluation of unrealized losses on investment securities was completed on January 10, 2005 and concluded that the unrealized losses were not other than temporary and no write-down was required. Our quarterly review process considers the available authoritative guidance related to other than temporary impairment, including SFAS. No. 115, SEC Staff Accounting Bulletin Topic 5M and EITF Topic No. D-44.
The deleveraging program completed in March 2005 was the result of an initiative begun on January 28, 2005 to seek ways to reduce the interest rate risk inherent in TD Banknorth’s balance sheet without reducing earnings per share. The deleveraging program concept was initiated by The Toronto-Dominion Bank and was primarily responsive to the risk management philosophy of The Toronto-Dominion Bank, whose proposal to acquire a 51% interest in TD Banknorth was expected to be (and was) approved by shareholders of TD Banknorth on February 18, 2005. In early February 2005, a plan took shape that proposed combining TD’s concept of a structured swap with a share buyback program made possible by the excess capital created by a smaller balance sheet. In combination, these proposals would reduce the interest rate risk inherent in TD Banknorth’s balance sheet without diluting earnings per share. Under the plan, the income lost if TD Banknorth deleveraged the balance sheet by selling prepayable assets (primarily mortgage-backed securities and residential mortgage loans)

Jessica Livingston
October 28, 2005

would be offset by income on the structured swaps and the effects of having fewer shares outstanding.
The deleveraging program was approved by executive management on February 16, 2005 and by the board of directors of TD Banknorth on February 22, 2005. The deleveraging program was the result of circumstances that occurred starting on January 28, 2005 and coalesced around the concept of a structured swap that was first suggested to TD Banknorth by The Toronto-Dominion Bank. At December 31, 2004, management had the intent and ability to retain its investment in securities with an unrealized loss for a period of time sufficient to allow for recovery in market value. No securities classified as “held-to-maturity” were part of the deleveraging program. The deleveraging program was disclosed in a Current Report on Form 8-K and in the Form 10-K as a subsequent event in Note 23 to the Consolidated Financial Statements and in the MD&A under Recent Developments on page 15.
61.	Please tell us and in future filings disclose the nature of your U.S. government obligations and U.S. government agencies and corporations investments that were in an unrealized loss position for longer than 12 months at December 31, 2004.
TD Banknorth had five holdings of U.S. Government agencies that were in an unrealized loss position for more than 12 months at December 31, 2004. Four holdings were debentures of the Federal Home Loan Mortgage Corporation and the fifth holding was a debenture of the Federal National Mortgage Association. This disclosure will be included in future filings.
Note 16 — Derivatives, page 87
62.	We note your disclosure on page 46 that you hedge $216.5 million of FHLB advances with five interest rate swaps at December 31, 2004. For your hedges of FHLB advances during the periods presented, please tell us how you determined that they met the criteria, as applicable, for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each period presented:
•	the nature and terms of the FHLB advance and interest rate swaps;

•	whether these were cash flow or fair value hedges;

•	how you define “at inception” of the hedging relationship; whether you enter into the interest rate swap on the same day the advance becomes outstanding; and

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

Jessica Livingston
October 28, 2005

The interest rate swap contracts entered into were designated as fair value hedges of existing on-balance sheet, fixed-rate, fixed-term borrowings at inception of the hedge (e.g. effective date of the interest rate swap). The attached Schedule A lists the nature and terms of each FHLB advance and the related interest rate swap. In accordance with paragraphs 20 and 21 of SFAS 133, TD Banknorth determined that these swaps met the criteria for hedge accounting as follows:
•	Each hedging relationship and TD Banknorth’s risk management objective and strategy for undertaking the hedges was formally documented at the inception of the hedge.
•	The hedges were expected to be highly effective at inception and on an ongoing basis.
•	The hedged items were each specifically identified as 100% of a single FHLB advance.
•	The FHLB advances present an exposure to changes in fair value attributable to the risk of lower interest rates which could affect earnings.
•	The designated risk being hedged was the risk of changes in fair value of each FHLB advance attributable to changes in the designated benchmark interest rate.
Because these were fair value hedges, paragraphs 28 and 29 of SFAS No. 133 do not apply.
63.	Please tell us whether you use the short-cut method for assessing effectiveness for the hedges of FHLB advances during any of the periods presented. If so, tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 of SFAS 133.
The short-cut method was used to assess effectiveness of the hedges during all periods presented. The hedging relationships met all of the conditions in paragraph 68 of SFAS 133, as follows:
(a)	The notional amount of each swap matches the principal amount of each FHLB advance being hedged (see attached Schedule A).
(b)	The fair value of each interest rate swap was zero at the inception of the hedging relationship.
(c)	The formula for computing net settlements for the swaps is the same for each net settlement.
(d)	Under DIG E6, the FHLB advances are not considered prepayable as the instruments carry a fixed rate and have a “make whole provision.”

Jessica Livingston
October 28, 2005

(e)	The index on which the variable leg of the swap was based matches the benchmark interest rate designated as the interest rate risk being hedged (1 month LIBOR).
(f)	Other terms of the FHLB advances and interest rate swaps are typical of those instruments.
(g)	Expiration date of each swap matches the maturity date of each corresponding FHLB advance (see attached Schedule A).
(h)	There is no floor or cap on the variable interest rate of the swaps.
(i)	The variable interest rate resets monthly, which is frequent enough to justify an assumption that the variable payment is at a market rate.
64.	We note your disclosure on page 46 that you manage your interest rate risk inherent in your mortgage banking operations by entering into forward sales contracts and, to a lesser extent, by purchasing mortgage-backed security options. Please tell us and in future filings disclose the nature and terms of the mortgage-backed security options purchased and explain how purchasing these options helps you manage interest rate risk.
While it has been over two years since mortgage-backed securities (“MBS”) options have been used by TD Banknorth along with forward sale contracts to hedge the interest rate risk inherent in TD Banknorth’s mortgage banking operation, purchased MBS options remain an eligible alternative for managing mortgage pipeline risk under TD Banknorth’s Mortgage Pipeline Hedging Policy. Historically, TD Banknorth’s use of purchased MBS options has involved the purchase of put options which give it the right, but not the obligation, to sell MBS securities to a third party at some future date (usually less than three months forward). Purchased MBS put options are a useful risk management tool because their price performance moves in the opposite direction of the customer rate locks whose interest rate risk are being managed. For example, purchased MBS put options will rise in value when interest rates rise, and the rate lock customer will be most likely to close the loan, which will be at a below market interest rate at the date of closing. Conversely, purchased MBS put options will decline in value when interest rates fall, and the rate lock customer will be least likely to close the loan. In this scenario, the purchased MBS put option is a useful interest rate risk management tool because TD Banknorth is not obligated to enter into a forward sale at the same time the rate lock customer is likely to walk away from the transaction.
In future filings, TD Banknorth will disclose the nature and terms of any existing purchased MBS options and explain how purchasing these options helps it manage interest rate risk.

Jessica Livingston
October 28, 2005

Form 10-Q for the Quarter Ended June 30, 2005
Note 11 — Balance Sheet Deleveraging, page 13
65.	We note your disclosure that you reclassified $519 million of single-family residential mortgage loans to Loans Held for Sale in February 2005. Please tell us why you did not reclassify these loans to held for sale as of December 31, 2004.
See the response to Comment No. 60. The deleveraging program included the sale of certain investment securities and residential mortgage loans. The deleveraging program was approved by executive management on February 16, 2005 and by the board of directors of TD Banknorth on February 22, 2005. The deleveraging program was the result of circumstances that occurred starting on January 28, 2005 and coalesced around the concept of a structured swap that was first suggested to TD Banknorth by The Toronto-Dominion Bank. The $519 million of residential mortgage loans transferred to loans held for sale included $143 million of loans acquired in the January 2005 acquisition of BostonFed Bancorp and $376 million of loans in TD Banknorth’s portfolio at December 31, 2004. At December 31, 2004, management had the intent and ability to hold the residential mortgage loans that were sold under the deleveraging program. At December 31, 2004, the fair value of TD Banknorth’s residential mortgage loan portfolio exceeded book value. Prevailing interest rates increased in January, February and March 2005 and contributed to the required write-down on loans to lower of cost or market value. The deleveraging program was disclosed as a subsequent event in Note 23 to the Consolidated Financial Statements and in the MD&A under Recent Developments on page 15.
66.	Please tell us the following regarding securities sold in connection with your deleveraging program:
•	the nature of the Investments;
•	the carrying value and fair value as of December 31, 2004 and the date of sale; and
•	the duration of impairment, if applicable, as of December 31, 2004.
The securities sold in connection with the deleveraging program were primarily fixed rate agency mortgage-backed securities and agency debentures with an effective duration of approximately 3.5 years. At the date of sale, the securities had a cost basis of $2.896 billion and a fair value of $2.847 billion. At December 31, 2004, the securities had a cost basis of $3.012 billion and a fair value of $2.991 billion. At December 31, 2004, of the securities later sold under the deleveraging program, $826 million of these securities with unrealized losses of $16.9 million at December 31, 2004 had unrealized losses for greater than one year.

Jessica Livingston
October 28, 2005

Management’s Discussion and Analysis
Noninterest Income, page 30
67.	We note your disclosure on page 31 regarding the interest rate swap agreements that were not redesignated as hedges on March 1, 2005, the date of the completion of the TD transaction and resultant purchase accounting adjustments. Please tell us and in future filings disclose the following:
•	the nature and terms of the hedged item prior to March 1, 2005;
•	why hedge accounting for these swaps was no longer permitted at March 1, 2005; and
•	why you were able to redesignated the interest rate swaps related to variable rate commercial loans as cash flow hedges on April 21, 2005.
On February 24, 2005, TD Banknorth entered into five interest rate swap agreements with a total notional amount of $1.2 billion. These swaps were designated as cash flow hedges to hedge the exposure to variability in expected future interest payments on variable rate commercial loans attributable to changes in the designated benchmark interest rate. The interest rate swaps and the variable rate commercial loans being hedged have the identical benchmark interest rate — 1 month LIBOR.
Under DIG Issue No. E15, “Hedging — General: Continuing the Shortcut Method after a Purchase Business Combination,” TD Banknorth concluded that hedge accounting for these swaps was no longer permitted as of March 1, 2005. Although TD Banknorth was not using the shortcut method for these hedges, DIG Issue No. E15 states as follows: “Company A is acquiring the individual assets and liabilities of Company B at the date of the business combination and accordingly any pre-existing hedging relationships of old Company B must be designated anew by the combined entity at the date of the business combination in accordance with the relevant requirements of Statement 133.” DIG Issue No. E15 also states as follows: “Thus, the post-acquisition hedging relationship designated by Company A is a new relationship that has a new inception date.” Due to uncertainty regarding the correct accounting for TD Banknorth to record the March 1, 2005 transaction in which The Toronto-Dominion Bank acquired a 51% interest in TD Banknorth, it was not concluded that purchase accounting should be applied until April 2005. The Company did not redesignate these pre-existing hedging relationships until April 21, 2005. As a result, these pre-existing interest rate swap agreements were undesignated and are therefore required to be accounted for as speculative derivatives for the period March 1, 2005 through April 20, 2005.
On April 20, 2005, TD Banknorth was able to re-designate these interest rate swaps as cash flow hedges related to variable rate commercial loans because it met all the applicable requirements of paragraphs 28 and 29 of Statement 133 at the new inception

Jessica Livingston
October 28, 2005

date. DIG Issue No. G-13 states as follows: in this regard: “... the derivate specifically related to the hedging relationships that have been terminated is eligible to be redesignated as the hedging instrument in a new cash flow hedging relationship.” On April 20, 2005, while TD Banknorth still could not apply the shortcut method, it had assessed that the hedge was still highly effective.
*           *           *
     TD Banknorth will provide a statement acknowledging the requested “Tandy” information in its request for acceleration of the effective time of the registration statement.
     It would be greatly appreciated if the staff would review the enclosed Amendment as soon as practicable. In this regard, we respectfully request that the staff review the Amendment in time to enable TD Banknorth to respond to any additional comments which it may have and to permit the subject Registration Statement to go effective as early as possible, but in no event later than November 8, 2005.
     As always, the staff’s cooperation is greatly appreciated.
Very truly yours,
/s/ Gerard L. Hawkins
Gerard L. Hawkins

cc:	Jonathan E. Gottlieb Nancy E. Maloney Joyce A. Sweeney

SCHEDULE A

			Book/				Rate	Interest
		Notional/	Effective	Maturity	Fixed	Variable	Reset	Accrual
Classification	Description	Principal	Date	Date	Rate	Rate	Frequency	Method

Hedged Item	FHLB Advance #74959	25,000,000	7/24/2003	1/19/2005	7.02%	N/A	N/A	Actual/360
Hedge	Interest Rate Swap	25,000,000	7/24/2003	1/19/2005	7.02%	1 month LIBOR + 5.635%	Monthly	Actual/360
Hedged Item	FHLB Advance #79284	36,500,000	7/24/2003	5/3/2005	7.15%	N/A	N/A	Actual/360
Hedge	Interest Rate Swap	36,500,000	7/24/2003	5/3/2005	7.15%	1 month LIBOR + 5.645%	Monthly	Actual/360
Hedged Item	FHLB Advance #79637	5,000,000	7/24/2003	5/11/2005	7.45%	N/A	N/A	Actual/360
Hedge	Interest Rate Swap	5,000,000	7/24/2003	5/11/2005	7.45%	1 month LIBOR + 5.890%	Monthly	Actual/360
Hedged Item	FHLB Advance #93956	50,000,000	7/24/2003	8/29/2005	4.85%	N/A	N/A	Actual/360
Hedge	Interest Rate Swap	50,000,000	7/24/2003	8/29/2005	4.85%	1 month LIBOR + 3.135%	Monthly	Actual/360
Hedged Item	FHLB Advance #94232	100,000,000	7/24/2003	9/19/2005	4.67%	N/A	N/A	Actual/360
Hedge	Interest Rate Swap	100,000,000	7/24/2003	9/19/2005	4.67%	1 month LIBOR + 2.935%	Monthly	Actual/360

Total Principal of Hedged Items		216,500,000
Total Notional of Hedges		216,500,000